Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                              September 27, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9611
                   FT Top Themes ETF Model Portfolio Series
                                 (the "Trust")
                      CIK No. 1865800 File No. 333-258892
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. AS THE TRUST INCLUDES THE TERM "ETF" IN ITS NAME, PLEASE INCLUDE A POLICY TO INVEST AT LEAST 80% OF ITS ASSETS IN ETFS.

      Response: In accordance with the Staff's comment, the following disclosure has been added to the prospectus:

      "Under normal circumstances, the Trust will invest at least 80% of its assets in ETFs."

      2. PLEASE STATE THE SPECIFIC "TOP THEMES" CHOSEN FOR THE TRUST AND THE COMMITTEE'S BASIS FOR SELECTION.

      Response: The Portfolio Selection Process has been revised as follows:

      "The Trust seeks to achieve its objective by investing in a portfolio of thematic equity ETFs, all of which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor. The ETFs included in the portfolio are selected by the First Trust Model Investment Committee (the "Committee") using a dynamic process that starts with the universe of First Trust thematic ETFs. The Committee selects the investment themes it believes are best suited to achieve the Trust's objective. The factors considered in determining the portfolio include: the size and liquidity of the ETF, macroeconomic conditions impacting the ETF (including economic growth, inflation and business cycle stages), growth and valuation opportunities of the ETFs and the underlying holdings of the ETFs.

      The Committee selected the following ETFs from the starting universe of First Trust thematic ETFs because they believe these themes have the potential to outperform other themes in the universe:

      - Blockchain: First Trust Indxx Innovative Transaction & Process ETF, which invests in companies that are either actively using, investing in, developing, or have products that are poised to benefit from blockchain technology and/or the potential for increased efficiency that it provides to various business processes.

      - 5G: First Trust Indxx NextG ETF, which invests in companies that have devoted, or have committed to devote, material resources to the research, development and application of fifth generation ("5G") and next generation digital cellular technologies as they emerge.

      - Smart Grid: First Trust NASDAQ(R) Clean Edge(R) Smart Grid Infrastructure Index Fund, which invests in companies that are primarily engaged and involved in electric grid, electric meters and devices, networks, energy storage and management, and enabling software used by the smart grid infrastructure sector.

      -  Cybersecurity:  First  Trust Nasdaq Cybersecurity ETF, which invests in
      companies   classified   as  "cybersecurity"  companies  by  the  Consumer
      Technology Association.

      - American Industry: First Trust RBA American Industrial Renaissance(R) ETF, which invests in small and mid-cap U.S. companies in the industrial and community banking sectors.

      - Internet: First Trust Dow Jones Internet Index Fund, which invests in the largest and most actively traded securities issued by U.S. companies in the Internet industry.

      - Biotechnology: First Trust NYSE Arca Biotechnology Index Fund, which invests in small, mid- and large-capitalization companies in the biotechnology industry that are primarily involved in the use of biological processes to develop products or provide services.

      In connection with the Trust's investments in ETFs advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, First Trust Advisors L.P. will receive advisory fees from the underlying ETFs which it would not otherwise receive if the Trust invested solely in ETFs advised by unaffiliated third-parties. This may provide an incentive for the Sponsor to select ETFs advised by First Trust Advisors L.P. over ETFs advised by unaffiliated third-parties."

      3. PLEASE SUPPLEMENTALLY EXPLAIN TO THE STAFF THE ROLE OF THE INVESTMENT COMMITTEE. WE NOTE THAT THIS APPEARS TO BE THE FIRST TRUST IN WHICH THERE IS DISCLOSURE ABOUT THIS COMMITTEE SELECTING INVESTMENTS FOR THE TRUST. PLEASE EXPLAIN TO THE STAFF HOW THIS TRUST'S SELECTION PROCESS DIFFERS FROM THOSE WHERE THE SPONSOR SELECTS THE INVESTMENTS. WE WOULD LIKE TO BETTER UNDERSTAND WHAT IS UNIQUE ABOUT THE SELECTION PROCESS FOR THIS UIT.

      Response: The Committee is a specialized subset of the group of analysts at the Sponsor, which is responsible for selecting and maintaining a set of ETF-based model portfolios that the Sponsor uses for a variety of purposes. The Trust's portfolio is based on one of these ETF models. Like the other trusts referenced by the Staff, the Sponsor is selecting the Trust's portfolio, however, it is based on a model created by a specific group of analysts at the Sponsor (i.e., the Committee).

      4. WILL THE TRUST'S INVESTMENT IN THESE ETFS BE EQUALLY ALLOCATED? IF NOT, PLEASE DESCRIBE HOW EACH ETF WILL BE ALLOCATED.

      Response: The Trust confirms that the investments in the ETFs will be equally weighted within the Trust's portfolio.

Risk Factors
____________

      5. PLEASE IDENTIFY THE "EMERGING TECHNOLOGIES" AND TAILOR THE EMERGING TECHNOLOGIES RISK APPROPRIATELY.

      Response:   The "Emerging Technologies Risk" has been replaced with  the following:

      5G TECHNOLOGY RISK. The 5G communication network is an entirely new technology, the versatility of which has not been fully explored. The risks associated with 5G technology may not emerge until the technology is widely used. 5G technology faces risks associated with the implementation of the technology, including device compatibility and geographical coverage. This technology is also vulnerable to new and changing government regulation. 5G technology requires more towers that are closer to users as compared to 4G technology, which has caused negative publicity and health concerns and has led to political and ethical pushback. 5G technology is also subject to risks associated with security and privacy protection as more devices are connecting to the network than ever before.

      6. PLEASE DEFINE "SMART GRID" COMPANIES IN THE SMART GRID COMPANIES RISK OR IN THE STRATEGY SECTION.

      Response: In accordance with the Staff's comment, the above-referenced disclosure has been revised as follows:

      SMART  GRID  COMPANIES  RISK. Smart grid companies include those companies
      that   are   involved   in   the  electric  grid  and/or  electric  energy
      infrastructure (including those using technology to improve energy efficiency, reduce environmental impact and improve consumer choice/experience) and companies that are primarily engaged and/or involved in electric meters and devices, networks, energy storage and management and enabling software used by the grid infrastructure sector. Smart grid companies can be negatively affected by high costs of research and development, high capital requirements for implementation, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown including surplus capacity, government budgetary constraints and other factors. Additionally, smart grid companies may be subject to regulation by various governmental authorities and also may be affected by governmental regulation of rates charged to customers, service interruption and/or legal challenges due to environmental, operational or other issues and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. Smart grid companies are often reliant upon contracts with government and commercial customers which may expire from time to time. Other risks include environmental damage due to a company's operations or an accident, changes in market sentiment towards infrastructure and terrorist acts.

      7. PLEASE DISCLOSE IN THE STRATEGY SECTION THE TYPES OF FOREIGN DEBT THAT THE TRUST INVESTS OR HAS EXPOSURE TO BY ITS INVESTMENTS IN THE FUNDS OR DELETE.

      Response:   The above-referenced disclosure has  been  removed from  the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           _____________________________
                                               Daniel J. Fallon